11022269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loewen, Ondaatje, McCutcheon USA Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hazelton Lanes, East Tower, 55 Avenue Road, Suite 2250
(No. and Street)

Toronto (City) Ontario (State) M5R 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garrett Herman (416) 964-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 Bay Street, Suite 4600 Bay Adelaide Centre, Toronto, Ontario M5H 2S5
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loewen, Ondaatje, McCutcheon USA Limited, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

Tam Nguyen Notary Public, Ontario
For the contents of this document, the attesting Notary provides no legal advice and assumes no Liability.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

MAY 3 1 2011

Washington, DC
110

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

(A wholly owned subsidiary of Loewen, Ondaatje, McCutcheon Limited)

Financial Statements and Supplementary Information (Expressed in U.S. dollars)

Year ended March 31, 2011 (With Report of Independent Registered Public Accounting Firm thereon)

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

(A wholly-owned subsidiary of Loewen, Ondaatje, McCutcheon Limited)

March 31, 2011

Table of Contents

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Loewen, Ondaatje, McCutcheon USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited (the "Company") (a wholly-owned subsidiary of Loewen, Ondaatje, McCutcheon Limited) as of March 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
May 27, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2011

Assets

Cash and cash equivalents	$ 420,764
Segregated cash (note 3)	67,609
Due from parent (note 4)	170,439
Prepaid expenses and other assets	8,084
Income taxes recoverable	2,030
Total assets	$ 668,926

Liabilities and Stockholder's Equity

Liabilities:	
Accrued liabilities	$ 27,087
Total liabilities	27,087
Stockholder's equity:	
Capital stock (note 5)	600,000
Retained earnings	41,839
Total stockholder's equity	641,839
Total liabilities and stockholder's equity	$ 668,926

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Operations
(Expressed in U.S. dollars)

Year ended March 31, 2011

Revenue:	
Commissions	$ 174,757
Corporate finance	16,874
Foreign exchange gain	17,923
Other	3,164
	212,718
Expenses:	
Service fees (note 4)	53,457
Professional fees	37,488
Regulatory fees	13,731
Operating, general and administration (note 4)	82,863
Interest	3,522
	191,061
Income before income taxes	21,657
Income tax recovery (note 7)	(4,300)
Net income	$ 25,957

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2011

Capital stock:	
Balance, beginning and end of year	$ 600,000
Retained earnings:	
Retained earnings, beginning of year	295,882
Net income	25,957
Dividends	(280,000)
Retained earnings, end of year	41,839
Total stockholder's equity	$ 641,839

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2011

Cash flows from operating activities:	
Net income	$ 25,957
Decrease in due from parent	91,413
Increase in income taxes payable	(15,574)
Decrease in prepaid expenses and other assets	6,944
Increase in accrued liabilities	1,697
Net cash provided by operating activities	110,437
Increase in cash and cash equivalents	110,437
Cash and cash equivalents, beginning of year (net of segregated cash)	310,327
Cash and cash equivalents, end of year	$ 420,764
Supplemental cash flow information:	
Interest paid	$ 3,522
Income taxes paid	11,274

See accompanying notes to financial statements.

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act on September 16, 1993. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company also performs limited corporate finance services for U.S. institutions. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers through, its parent, Loewen, Ondaatje, McCutcheon Limited ("LOM"). Through LOM, the Company has a Clearing Agreement with National Bank Correspondent Network Inc. ("Clearing Broker"). Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. Continuing operations of the Company are dependent on LOM's ability to attract and retain clients on behalf of the Company.

The Company is a wholly-owned subsidiary of LOM, a Canadian-owned and regulated investment dealer. LOM is a member of the Investment Industry Regulatory Organization of Canada. The Company's head office is located in Toronto, Ontario, Canada. Continuing operations of the Company are dependent on those of LOM.

1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with maturities of three months or less as cash and cash equivalents.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.

1. Significant accounting policies (continued):

(c) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate the carrying amounts due to their short-term nature or imminent maturity.

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. **Significant accounting policies (continued):**

(d) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in the statement of operations.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(f) Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments:

(a) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

The Company had no financial instruments at March 31, 2011.

3. Deposit segregated pursuant to federal and other regulations:

A cash amount of $67,609 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and is included in cash and cash equivalents.

4. Related party transactions:

Under an operating agreement dated April 1, 1994, the Company has entered into an arrangement with its parent, LOM, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company.

In January 2011, the Company entered into an expense sharing agreement with LOM, its parent, whereby LOM would provide management and administrative services to the Company.

(Expressed in U.S. dollars)

4. Related party transactions (continued):

The intercompany balance due from the parent of $170,439 is payable on demand and is non-interest bearing.

Service fees of $52,572 and expense sharing of $57,760 were charged to the Company by LOM for the year ended March 31, 2011 and are included in service fees expense and operating, general and administrative expense, respectively. During the year, the Company declared dividends to LOM in the amount of $280,000 which was applied against the due from parent balance.

5. Capital stock:

Authorized:	
Unlimited common shares	
Issued and outstanding:	
842,322 common shares	$ 600,000

6. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2011, the Company had net capital of $461,286, which is $161,286 in excess of the required minimum net capital of $250,000.

(Expressed in U.S. dollars)

7. Income taxes:

The Company files its own federal and provincial tax returns. For Canadian tax purposes, the Company files a stand-alone tax return.

The income taxes recoverable consist of current taxes of $2,030. The current income tax recovery of $4,300, as included in the statement of operations, is determined in accordance with FASB ASC 740, *Accounting for Income Taxes*.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB ASC 740, applies to all tax positions accounted for in accordance with FASB ASC 740 and is effective for the Company commencing the year ended March 31, 2011. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

A reconciliation of the differences between the expected income taxes for income computed at the Canadian statutory income tax rate and the Company's income taxes is shown in the following table:

Expected income tax benefit at Canadian federal and provincial tax rates	$ 3,573
Foreign exchange and other	(7,873)
Income tax recovery	$ (4,300)

8. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequently by year end, March 31, 2011, and through to May 27, 2011, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

As of March 31, 2011

Total stockholder's equity from statement of financial condition	$ 641,839
Less non-allowable assets:	
Due from parent	170,439
Prepaid expenses and other assets	10,114
	180,553
Less deductions and charges:	
Excess fidelity bond deductible	–
Net capital	461,286
Alternative net capital requirement:	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater)	
Net capital requirement	250,000
Excess net capital	$ 211,286
Net capital in excess of 5% of combined aggregate debit items or 120% of minimum net of capital requirement	$ 161,286

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2011, as amended and refiled on May 24, 2011 by the Company on Form X-17A-5.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

As of March 31, 2011

Credit balances in customers' securities account:		
Free credit balances	$	–
Reserve computation	$	–
Amount of cash held on deposit on "special account for the exclusive benefit of customers"	$	67,609

The above computation does not differ from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2010, as amended and refiled on May 24, 2011 by the Company on Form X-17A-5.

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Loewen, Ondaatje, McCutcheon USA Limited

In planning and performing our audit of the financial statements of Loewen, Ondaatje, McCutcheon USA Limited (the "Company"), as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
May 27, 2011